Exhibit 4.10

AGREEMENT TO FURNISH CERTAIN DEBT AGREEMENTS

Upon request of the Securities and Exchange Commission we will provide the following three debt agreements not filed herewith.

1.	Bond resolution dated December 6, 1983 with the Industrial Development Authority of the County of Maricopa authorizing the issuance of a $4,400,000 Industrial Revenue Bond.

2.	Agreement dated April 28, 2003 with SunTrust Bank for a demand-note in the amount of $10.0 million.

3.	Agreement dated August 7, 2002 with Fleet National Bank for a revolving line-of-credit loan agreement in the amount of $10.0 million.